TMX | Equity Transfer Services

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management's discussion and analysis on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

AVALON RARE METALS INC. has elected to utilize notice-and-access and provide you with the following information:
Meeting Date and Time: Wednesday, February 24, 2016 at 4:30 PM (EST)
Meeting Location: The Toronto Board of Trade Room A/B/C/D, 1 First Canadian Place, Toronto, Ontario
Meeting materials are available electronically at www.sedar.com and also on https://noticeinsite.tmxequity.com/AvalonRareMetalsASM2016.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access please call 1-844-559-4938. In order to receive a paper copy in time to vote before the meeting, your request should be received by February 15, 2016.

Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it.

Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular.

2. ELECTION OF DIRECTORS
3. APPOINTMENT OF AUDITORS
4. APPROVAL OF NAME CHANGE
5. AMENDMENT TO BY-LAWS

You should review the Information Circular before voting.

(Detach and Retain top for your records)

Request for Financial Statements

AVALON RARE METALS INC.
("Corporation")
Fiscal Year: 2016

In accordance with National Instrument 51-102 – *Continuous Disclosure Obligations*, registered and beneficial security holders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis ("MD&A") or interim financial statements and the corresponding MD&A, or both.

IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO:

TMX Equity Transfer Services Inc.*
200 University Avenue, 3rd Floor
Toronto ON M5H 4H1
Or by fax to: (416) 595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Corporation, and as such, request that my name be placed on the Corporation's Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me: ☐ **Annual Financial Statement with MD&A** **(Mark this box if you would like to receive the Annual Financial Statements and related MD&A)**

☐ **Interim Financial Statement with MD&A** **(Mark this box if you would like to receive the Interim Financial Statements and related MD&A)**

☐ **Check this box if you wish to receive the selected financial statements electronically and print your email address below**
(By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.voteproxyonline.com/equity/fsred.pdf

FIRST NAME ____ LAST NAME ____

ADDRESS ____ CITY ____

PROVINCE/STATE ____ POSTAL/ZIP CODE ____ COUNTRY ____

E-MAIL (optional) ____ Signature of Security holder ____ DATE (MM/DD/YYYY) ____

*TMX Equity Transfer Services Inc. is operating the transfer agency and corporate trust business in the name of Equity Financial Trust Company for a transitional period.

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